Rochdale Investment Management LLC
570 Lexington Avenue
New York, New York 10022-6837

August 17, 2010

VIA EDGAR TRANSMISSION

Christina DiAngelo
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Rochdale Core Alternative Strategies Fund LLC (File Nos: 333-138071 and 811-21965) (the “Fund”)
Rochdale Core Alternative Strategies Fund TEI LLC (File Nos: 333-138072 and 811-21964) (“TEI Fund”)
Rochdale Core Alternative Strategies Master Fund LLC (File No: 811-21963) (“Master Fund”, and together with the Fund and TEI Fund, the “Funds”)

Dear Ms. DiAngelo:

This letter is being filed in response to your July 19, 2010 comments provided to Darren Edelstein of Kleinberg, Kaplan, Wolff and Cohen, P.C. regarding the filing of the Funds’ fidelity bond on May 27, 2009, and the Funds’ Annual Reports filed on Form N-CSR on June 11, 2010.

For your convenience in reviewing the Funds’ responses, your comments and suggestions are included in bold typeface immediately followed by the Funds’ responses.  The bold reflects your questions as understood by the Funds.

In addition, in connection with this filing, the Funds hereby state the following:

1.	The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

2.
The Securities and Exchange Commission (the “SEC”) Staff comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

3.	The Funds may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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The Funds’ responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS RECEIVED JULY 19, 2010

1)  The fidelity bond referenced in the most recently filed Form 40-17G expired as of 12/20/09.  A new filing should be made with respect to the bond that is currently in effect.

The current fidelity bond was recently received from the insurance company and will be filed within 10 days of receipt.

2)   The Form 40-17G that is filed for the bond that is currently in effect should also include a statement as to the cost of the bond that would have been incurred if the funds obtained separate bonds instead of a joint bond.   This information was not included in the prior filing, and it was not clear if this was a joint bond or not.  This information is necessary to confirm that the coverage is adequate.

The fidelity bond is a joint bond that covers the three Funds.  Per the insurance broker, the cost would be the same if the Funds obtained separate bonds instead of a joint bond.

3) The N-CSR with respect to the year ended March 31, 2010 was filed on June 1, 2010, which appears to be one day late.  What was the reason for the delay, and why was no 12b-25 statement filed?

Since the 60th day fell on a Sunday and the following Monday was a holiday (Memorial Day), the next business day was Tuesday June 1st.  Therefore the Form N-CSR filing was not late.

4)  With respect to the Funds' reimbursement to the manager of previously waived expenses, the notes to the financials state "The Fund will make no such payment, however, if its total annual operating expenses exceed the expense limits in effect at the time the expenses are to be reimbursed or at the time these payments are proposed."  The SEC has taken the position that this should be measured against the limit at the time of the waiver.

Changes have been reflected in the current N-2 filings to confirm that any reimbursement will be limited by the limitation in effect at the time of the waiver.  This will also be clarified in future notes to the financial statements.

5) There should be additional disclosure in the Notes to the financial statements to describe how long the Expense Reimbursement Agreement is expected to remain in effect, and what expenses are not included.

Changes have been reflected in the current N-2 filings for the Fund and TEI Fund regarding the term of the Expense Reimbursement Agreement and what expenses are not included.  This will also be clarified in future notes to the financial statements.

6) The auditors should provide their calculations for:
a) the calculation of the RATIO OF NET INVESTMENT LOSS TO AVERAGE NET ASSETS, and
b) the calculation of the RATIO OF EXPENSES TO AVERAGE NET ASSETS.
The calculations containing the supporting computations for the "Ratio of Net Investment Loss to Average Net Assets" and the "Ratio of Expenses to Average Net Assets" which appear in the Funds' Financial Highlights were previously provided to the SEC accountant.  The Financial Highlights for each of the Funds were prepared by US Bancorp Fund Services, LLC.  In preparing this response it was realized that the net investment loss balances in the Financial Highlights for Master Fund and for TEI Fund were preliminary numbers that inadvertently did not include a final adjusting entry to reclassify withholding taxes on U.S. source income allocated to foreign TEI Fund investors from fund expenses to reductions in such investor’s capital.  Tax years for the funds are reported on a calendar year basis, so the entry reflected withholdings paid on behalf of foreign investors on Form 1042 in the amounts of $13,228 for 2007 and $49,320 for 2008 and an estimate of $25,000 for 2009.  The withholding taxes totaled $87,548 and were an immaterial amount of the Funds’ operations reported in the financial statements for the 2010 fiscal year. The impact on total members’ capital was zero and the financial statements for all of the Funds were fairly presented as of, and for, the year ended March 31, 2010.  However, this adjustment was inadvertently not carried over to the Financial Highlights for Master Fund and TEI Fund.  As a result, the Financial Highlights presented higher net investment losses and related percentages.

6b) In addition, why is there no "gross expense ratio" presented?

The Fund and TEI Fund mistakenly excluded the gross expense ratio and will include it going forward if applicable.

7)  Directors and Officers chart should indicate length of term of office.

The Funds agree and this comment was addressed in the corresponding table in the N-2 filing and will be updated in future financial statements.

8) Directors and Officers chart should state 10 funds in the Fund Complex (as in the N-2) not 1.

The Funds agree that it appears that the zero might have been inadvertently dropped.  The corresponding table in the N-2 filings appears to be correct and will be updated in future financial statements.

9) The first paragraph of the Auditors Report in the Fund’s and TEI Fund’s financials should refer to "audits" in the plural per the audit guide.

The Funds and their auditors agree.  This will be corrected in future reports.

10) Disclosure Item 4 - Please include an enhanced description of services related to the tax fees.

The Funds agree and will correct in future N-CSR filings.

11) Disclosure Item 4(e)(2) was not addressed.

The Funds agree and will correct in future N-CSR filings.

12)  Disclosure Item 7 was listed as N/A.  The SEC thinks this would be applicable to closed end funds, and would like an explanation why it is not applicable.

The Funds’ proxy voting procedures indicate that the Master Fund will only hold non-voting securities.  The Funds will consider including additional language explaining why the item is N/A in future Form N-CSR filings.

13) The SEC noted that  Regulation S-X, Article 12-12, footnote 8 requires the following disclosure:

“State in a footnote the following amounts based on cost for Federal income tax purposes:  (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for federal income tax purposes.”

 They further noted that In July of 2008, they received correspondence from the Funds stating that the Funds did not think this disclosure was necessary, however, the SEC has noted that the Funds do include the disclosure in the Form N-Q- (refer to the December 31, 2009 Form N-Q) in which the following disclosure is included:

“The aggregate cost of investments for tax purposes was expected to be similar to book cost of $52,289,071.  Net unrealized appreciation on investments for tax purposes was $302,834 consisting of $3,892,823 of gross unrealized appreciation and $3,589,989 of gross unrealized depreciation.”

The Funds note that the above paragraph was based on book cost and should not have been disclosed in the December 31, 2009 N-Q since the Funds are limited liability companies and as flow-through entities are taxed as partnerships.  All tax attributes are passed through to investors, so tax-related disclosure is not relevant for the Funds.  The Funds will not include the footnote in future N-Q filings.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Darren Edelstein at (212) 880-9892.

Sincerely,

/s/ Kurt Hawkesworth
Kurt Hawkesworth
Rochdale Investment Management LLC